MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended September 30, 2013	Year Ended December 31, 2012
	(In thousands of dollars)
Earnings Available for Fixed Charges:
Net Income (a)	$120,042		$(14,939)
Income Taxes	43,897		(31,146)
	163,939		(46,085)
Rents (b)	15,601		13,716
Interest (c)	91,590		83,781
Total Earnings Available for Fixed Charges	$271,130		$51,412

Preferred Dividend Requirements	$685		$685
Ratio of Income Before Income Taxes to Net Income	137%		308%
Preferred Dividend Factor on Pretax Basis	938		2,110
Fixed Charges (d)	106,175		100,516
Combined Fixed Charges and Preferred Stock Dividends	$107,113		$102,626
Ratio of Earnings to Fixed Charges	2.6	(e)	—	(f)
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.5	(e)	—	(f)

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).

(e)
If the $145.9 million after-tax noncash write-down of oil and natural gas properties in the fourth quarter of 2012 was excluded, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 4.7 times for the twelve months ended September 30, 2013.

(f)
Due to the $246.8 million after-tax noncash write-downs of oil and natural gas properties in 2012, earnings were insufficient by $51.2 million to cover fixed charges for the 12 months ended December 31, 2012. If the $246.8 million after-tax noncash write-downs were excluded, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 4.4 times for the twelve months ended December 31, 2012.

The above ratios related to fixed charges and combined fixed charges and preferred stock dividends that exclude the effect of after-tax noncash write-downs of oil and natural gas properties are non-GAAP financial measures. The Company believes that these non-GAAP financial measures are useful because the write-downs excluded are not indicative of the Company's cash flows available to meet its fixed charges obligations. The presentation of this additional information is not meant to be considered a substitute for financial measures prepared in accordance with GAAP.